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Dead Bird Brewing Company

Brewery

1726 N. 5th Street
Milwaukee, WI 53212
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Open until 8:00 PM
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THE PITCH
Dead Bird Brewing Company is seeking investment to add cellaring and fermentation equipment to c
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.6× for the next $50,000 invested.
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Dead Bird Brewing Company is offering perks to investors. You earn perks based on your total invest

Barstool Invest $1,000 or more to qualify. 6 of 6 remaining

Although it looks like just an unassuming DBBCo barstool with your name on it, its not, within lurks u
stool you receive your first beer free and 10% off your entire tab for your visit. If someone else is sitt
ask them to move. If they do they get a free beer and high five from us, and you receive your superp

This is a preview. It will become public when you start accepting investment.

This is a preview. It will become public when you start accepting investment.
PRESS
Explore your vegan food options with Dead Bird Brewing

Based out of Madison, last November, Dead Bird Brewing opened its first taproom in Milwaukee.

Dead Bird Brewing fires up in-house pilot brewhouse in Halyard Park

Dead Bird Brewing, which opened at 1726 N. 5th St. in Halyard Park, in August 2019, has now installe
co-owner Nick Kocis.

Brew City: Dead Bird Brewing Opens

Taproom open today, with brewing equipment arriving next month.

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THE TEAM
Nick Kocis
Owner/Brewmaster

Nick Kocis has nearly a decade of experience in the professional brewing industry and 15 years in th
biochemistry and molecular biology at the University Wisconsin at Platteville. He has worked in large
and on small 10bbl brewhouses. He is dedicated to making sure that Dead Bird Brewing makes the b
giving back to the community via charitable organizations and unique fundraisers and collaborations
company are as eco friendly as possible from infrastructure to food options to packaging.

Nick Wersel
Assistant Brewer/Forager

Forager, food writer, and skilled cook Nick "The OTHER Nick" Wersel is our resident forager, assistan
Dead Bird Brewing Company. He is in charge of soda development and production and his work last
Shepherd Express' "Best of Milwaukee" for best craft soda. Nick's contributions and dedication to ex
to the highest quality and most unique ingredients for our sodas, beers, and food.

Celeste Kulla
Operations Manager

Celeste Kulla is the Operations Manager at Dead Bird Brewing Company. She oversees all operations
brewery, as well as running social media, marketing and community outreach. Her dedication to orga
running and grounded while the Nicks create off the wall ideas.

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Insurance $120 $123 $126 $129 $132

Operating Profit $100,824 $115,495 $126,403 $134,332 $138,693

This information is provided by Dead Bird Brewing Company. Mainvest never predicts or projects per
audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2018 Balance Sheet

2018 Income Statement

2019 Balance Sheet

2019 Income Statement

2021 Balance Sheet

Investment Round Status

Target Raise $50,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends May 26, 2021

Summary of Terms

Legal Business Name Dead Bird Brewing Company

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $50,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 4%-8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2028

Financial Condition

The capital raised through Mainvest along with prior equity capitalization and a small private loan wi
Bird Brewing Company's fundraising. However, Dead Bird Brewing Company may require additional f
date.

Historical Milestones

Since our inception in March of 2015, we have accomplished much.

Within 6 months of putting our first beer on shelves, we were cash flow positive. We grew our whole
locations.

Subordination

The Notes shall be subordinated to all indebtedness of Dead Bird Brewing Company to banks, comm
equipment financing institutions, and/or other institutions regularly engaged in the business of lendi

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or con
ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack
to additional risk.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumptio
other various assumptions regarding operations. The validity and accuracy of these assumptions wil
over which Dead Bird Brewing Company and the key persons will have no control. Changes in assum
significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome
projected outcomes. Consequently, there can be no assurance that the actual operating results will
herein. Additionally, Dead Bird Brewing Company is a newly established entity and therefore has no
could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 1
after that one-year period, a host of Federal and State securities laws may limit or restrict your abilit
are permitted to sell, you will likely have difficulty finding a buyer because there will be no establishe
should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dead Bird Brewing Company might need to raise more capital in the future to fund/expand operatio
new team members, market its services, pay overhead and general administrative expenses, or a va
assurance that additional capital will be available when needed, or that it will be available on terms t
as an investor. If Dead Bird Brewing Company is unable to obtain additional funding when needed, it
plan or even cease operations altogether.

No Registration Under Securities Laws

a reasonable cost. Therefore, Dead Bird Brewing Company could incur an uninsured loss that could d

The Company is Not Subject to the Corporate Governance Requirements of the National Securities E

Any company whose securities are listed on a national stock exchange (for example, the New York S of rules about corporate governance that are intended to protect investors. For example, the major U companies to have an audit committee made up entirely of independent members of the board of di outside relationships with Dead Bird Brewing Company or management), which is responsible for mo compliance with the law. Dead Bird Brewing Company will not be required to implement these and o

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dead I more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dead Bird Brewing Company fails to generate enough revenue, you could lose some o

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dead Bird Brewing Company, and the revenue up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you w payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any o

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by Dead Bird Brewing Company. Mainvest never predicts or projects per audited this information. For additional information, review the official Form C filing with the Securitie EDGAR website.

This is a preview. It will become public when you start accepting investment.

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